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Exhibit 12.2

Computation of Ratio of EBITDA to combined fixed charges

	For the Years Ended December 31,
	2004		2003		2002		2001		2000
	(In thousands)
EBITDA:
Net income	$260,447		$292,157		$215,270		$229,912		$217,586
Add: Interest expense (1)	232,919		194,999		185,362		170,121		173,891
Add: Depreciation and amortization (2)	68,483		56,079		48,041		35,642		34,514

Total EBITDA	$561,849		$543,235		$448,673		$435,675		$425,991
Combined fixed charges
Interest expense (1)	$232,919		$194,999		$185,362		$170,121		$173,891
Preferred dividends	51,340		36,908		36,908		36,908		36,908

Total combined fixed charges	$284,259		$231,907		$222,270		$207,029		$210,799
EBITDA/Combined fixed charges (3)	1.98	x	2.34	x	2.02	x	2.10	x	2.02	x

Explanatory Notes:

(1)
For the years ended December 31, 2004, 2003, 2002, 2001 and 2000, interest expense includes $1,892, $2,703, $430, $536 and $748 of interest expense reclassed to discontinued operations.

(2)
For the years ended December 31, 2004, 2003, 2002, 2001 and 2000, depreciation and amortization includes $3,942, $5,453, $5,462, $4,997 and $4,601 of depreciation and amortization reclassed to discontinued operations.

(3)
These ratios give effect to the first quarter 2004 CEO, CFO and Acre Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of EBITDA/Combined fixed charges would have been 2.47x.

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  Exhibit 12.2
Computation of Ratio of EBITDA to combined fixed charges